240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington, DC 20549

Name of registrant: ServiceNow Inc.

Name of person relying on exemption: James McRitchie of CorpGov.net, jm@corpgov.net

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule because the proponent does not hold in excess of the mandatory filing threshold of $5 million in shares of the Company. It is made voluntarily in the interest of public disclosure and consideration of important issues.

Don't Let ServiceNow Play Gotcha with Shareholder Nominations

Vote FOR Proposal 6: Right to Cure

Have you ever experienced a situation where a small mistake, perhaps a technicality, was called out, not as an opportunity to fix it, but to ensure your failure? ServiceNow's bylaws are designed to trap shareholders in a web of complexity, making it nearly impossible to nominate directors without risking rejection for minor errors. This "gotcha" approach is not only unfair; it undermines the accountability necessary for creating value.

Proposal 6 would simply require ServiceNow to notify nominating shareholders of facial errors within 14 days, giving shareholders time to correct those errors before nominations are rejected. We have reached agreements or understandings with many companies on the right to cure proposals. Such companies include Microsoft, Costco, and Exact Sciences. ServiceNow is the only company that has opposed this minor but essential amendment. Our Board wants the right to play "gotcha," hoping that nominating shareholders will be deterred by litigation costs, which the Company and its shareholders will bear.

Rebutting the Board's Arguments

The bylaws are already clear and in line with market practice. Just because bylaws meet "market practice" does not mean they are clear or equitable. Many boards use overly complex bylaws to ensure their own re-election without competition. The Right to Cure would address this unfairness, allowing shareholders to fix minor mistakes without the current risk of disenfranchisement. Standards don't change immediately, but when requested, other companies have adopted or committed to adopting a "right to cure."

Only sophisticated investors will nominate. ServiceNow argues that if shareholders are willing to "undertake the expense and effort of submitting director nominations," they must be sophisticated, implying they don't make mistakes. However, the rules are so complex that even the most seasoned professionals can make simple mistakes.

The Right to Cure proposal is not about helping unsophisticated investors—it's about ensuring no investor is unfairly disenfranchised due to an honest oversight. Currently, if a stockholder submits a Notice of Nomination at the beginning of the Nomination Window that omits some immaterial detail—such as the business address of one of the nominating stockholder's nominees—the Board can wait until the Nomination Window is closed to inform the nominating stockholder of the mistake and then reject the Notice of Nomination on that basis.1

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1 This is in direct contrast to the process by which the SEC reviews a nominating stockholder’s actual proxy statement, which is an iterative process that continues until all deficiencies identified by the SEC are addressed. To point out the obvious, the SEC does not have a dog in any director election fight. Their mandate is to ensure stockholders are fully informed. Unlike our Company’s board of directors, it no vested interest in the re-election of incumbent directors.

The proposal invites unnecessary litigation. Contrary to the Board's statement, adopting the Right to Cure would reduce litigation by eliminating the need for shareholders to challenge rejection of their nominations in court. The current system invites litigation and unnecessary expenses for both parties. Shareholders are left with no other recourse if ServiceNow plays "gotcha" and invalidates candidates for minor technicalities. They will be forced to litigate to resolve the issue, and they will win.

Under Delaware law, unless a corporation's bylaws provide otherwise (and ServiceNow's do not), a stockholder cannot correct mistakes in a Notice of Nomination after the Nomination Window has closed. Adopting Proposal 6 would address this issue by allowing shareholders to cure minor errors without resorting to costly and time-consuming litigation. However, if Proposal 6 is not adopted and the Board plays "gotcha," ServiceNow will end up in court.

As the Delaware Supreme Court has recently explained, a reviewing court will evaluate whether a company's advance notice bylaw has been applied equitably and whether the board acted with proper, unselfish, and loyal motivations. Delaware courts have long recognized that overly complex nomination rules are harmful and unfair to shareholders. In Kellner v. AIM Immunotech Inc., 307 A.3d 998 (Del. Ch. 2023), the court criticized burdensome nomination requirements, deeming them excessive. In Driver Opportunity Partners I, LP v. Adams, 2023 WL 3580039, the court intervened when the board refused to allow minor defects in nominations to be cured.

Think boards of directors are above using petty gamesmanship to disenfranchise stockholders? A review of cases currently pending in Delaware courts indicates otherwise.2 The reason for the Board's opposition to Proposal 6 is clear; they want to maintain the "gotcha" option. ServiceNow and its shareholders will bear the litigation costs, not the Directors.

Conflict of Interest

It is common for the Board to want its nominees re-elected. This year, as in most years, all director nominees at ServiceNow are current members of the Board. The Board holds the authority to reject a nominating stockholder's Notice of Nomination, which can prevent a contested election. If the Board rejects a stockholder's nomination, it ensures that its own nominees will avoid a contested election, which virtually guarantees their re-election.

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2 There are at least three cases currently pending in Delaware courts (Orbic North America, LLC v. Sonim Technologies, Inc., et al., Docket No. 2025-0444 (Del. Ch. Apr 24, 2025)), Jerald Hammann v. Assertio Holdings, Inc., et al., Docket No. 150,2025 (Del. Apr 07, 2025)), and Barnwell Industries, Inc. vs. Ned L. Sherwood, et al., Docket No. 2025-0320 (Del. Ch. Mar 26, 2025)) regarding rejections of Notices of Nomination that included alleged deficiencies that were facially apparent.

Given the difficulty and expense of nominating directors, as acknowledged as "expense and effort" by ServiceNow, is it fair for the Board to play "Gotcha" by failing to notify stockholders about minor mistakes in their Notices of Nomination? Is it fair to ask our Company and its stockholders to pay the cost of lawsuits that would arise?

Vote FOR Proposal 6: Right to Cure

This proposal is rooted in fairness, transparency, and accountability. Adoption would ensure investors are not penalized for trivial errors that can easily be corrected, and it would minimize the risk of lawsuits over frivolous matters.

Make your voice heard. Vote FOR Proposal 6 at the 2025 AGM.

This communication is not a solicitation of authority to vote any shareholder's proxy, and no proxy cards will be accepted. Vote according to the procedural instructions of the Company's proxy.